UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 06, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED - NOTICE OF
ANNUAL GENERAL MEETING

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE
NOTICE OF ANNUAL GENERAL MEETING
The notice of the 77th Annual General Meeting of AngloGold Ashanti (AGM), which incorporates summarised financial statements for the year ended 31 December 2020, has been distributed to AngloGold Ashanti shareholders on Tuesday, 6 April 2021. A copy of the notice is also available on the Company’s website
(www.aga-reports.com).
The AGM will be held entirely by electronic communication on Tuesday, 4 May 2021 at 14:00 (SA time) as fully detailed in the notice.
Salient dates:
•
The record date for the purposes of receiving notice of the AGM (being the date on which a shareholder must be registered in the Company’s register of shareholders in order to receive the notice of AGM), was at the close of business on Friday, 19 March 2021 (Notice Record Date).
•
The record date for the purposes of participating in and voting at the AGM (being the date on which a shareholder must be registered in the Company’s register of shareholders in order to participate in and vote at the AGM) shall be the close of business on Friday, 23 April 2021 (Voting Record Date).
•
Last day to trade in AngloGold Ashanti securities in order to be eligible to participate in and vote at the
AGM is Tuesday, 20 April 2021.
ENDS
Johannesburg
6 April 2021
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite                                  +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman                     +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi                             +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Website:   www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: April 06, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary